Exhibit 99.1

WISeKey Announces Extraordinary General Meeting to Approve Proposed Redomiciliation to the British Virgin Islands

Zug, Switzerland, August 6, 2026 – Ad-Hoc announcement pursuant to Art. 53 of the SIX Listing Rules – WISeKey International Holding Ltd (“WISeKey” or the “Company”) (SIX: WIHN; Nasdaq: WKEY) announced that it will hold an Extraordinary General Meeting of shareholders (the “EGM”) on September 9, 2026, at 3:00 p.m. Swiss time, at the offices of Homburger AG, Prime Tower, Hardstrasse 201, 8005 Zurich, Switzerland.

At the EGM, shareholders will be asked to approve the merger agreement dated June 26, 2026 between WISeKey and WISeKey International Corp., a British Virgin Islands business company and wholly owned subsidiary of WISeKey (“WISeKey BVI”), and the merger of WISeKey with and into WISeKey BVI to effect WISeKey’s proposed redomiciliation from Switzerland to the British Virgin Islands.

Holders of WISeKey American Depositary Shares (“ADSs”) may vote on all matters on the EGM agenda. ADS holders wishing to vote should follow the instructions to be provided by The Bank of New York Mellon, the depositary bank for the ADSs, which will distribute voting materials and collect voting instructions prior to the EGM.

The Board of Directors unanimously recommends that shareholders vote “FOR” the proposed merger.

The EGM invitation and the documentation required under Article 16 of the Swiss Merger Act, including the following documents, are available for inspection at WISeKey’s registered office and through the investor relations section of WISeKey’s website:

●	the merger agreement;

●	the joint merger report prepared by the boards of directors of WISeKey and WISeKey BVI;

●	the auditor’s report relating to the merger;

●	WISeKey’s statutory standalone and consolidated financial statements for the financial years 2025, 2024 and 2023, including the merger balance sheet; and

●	the proposed memorandum and articles of association of WISeKey BVI.

Copies of these materials may also be obtained free of charge by contacting WISeKey at General-Guisan-Strasse 6, 6300 Zug, Switzerland, telephone number +41 22 594 30 00.

It will be possible for shareholders to attend the EGM in person at the venue. Shareholders may also exercise their voting rights by giving electronic or written voting instructions to the independent voting rights representative, as further described in the Company’s invitation to the 2026 EGM published on the date of this press release, or by giving proxy to a representative.

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as its semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”), which provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 30 00 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lena.cati@equityny.com

Disclaimer:

This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”) or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Important Additional Information and Where to Find It

In connection with the proposed merger, WISeKey BVI filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (File No. 333-297507) on July 14, 2026, that includes a prospectus of WISeKey BVI (the “prospectus”), which was declared effective on July 31, 2026. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The registration statement, prospectus, and other documents filed by WISeKey or WISeKey BVI with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to WISeKey International Holding Ltd, General-Guisan-Strasse 6, 6300 Zug, Switzerland.

Participants in the Solicitation

WISeKey, WISeKey BVI, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from WISeKey’s shareholders in connection with the proposed merger. Information regarding the interests of these directors and executive officers in the proposed merger is included in the prospectus. Additional information regarding WISeKey’s directors and executive officers is also included in WISeKey’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “should,” “would,” “could,” “may,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding: the anticipated benefits of the proposed redomiciliation and merger; the expected timing of the completion of the proposed transaction, including the expected timing of the extraordinary general meeting; the satisfaction of conditions to the merger, including regulatory approvals; and the expected listing of WISeKey BVI shares on Nasdaq and SIX Swiss Exchange.

These forward-looking statements are based on current expectations, estimates, forecasts, and projections about the industry and markets in which WISeKey and WISeKey BVI operate, and management’s beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Important factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to: the risk that the merger may not be completed in a timely manner or at all; failure to obtain required shareholder approval at the extraordinary general meeting; failure to obtain required regulatory approvals, including from Nasdaq, SIX Swiss Exchange, or the Swiss Takeover Board, or failure to satisfy other closing conditions; the risk that the anticipated benefits of the redomiciliation may not be realized; changes in applicable laws or regulations; general economic and market conditions; and other risks and uncertainties described in WISeKey’s filings with the SEC, including its Annual Report on Form 20-F. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. WISeKey does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

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